Exhibit 99.1

News Release
NYSE, TSX: NTR

May 10, 2023 – all amounts are in US dollars except as otherwise noted

Nutrien Reports First Quarter 2023 Results

Delivered second highest net earnings of any first quarter on record, advanced strategic initiatives and returned $1.1 billion to shareholders through dividends and share repurchases. Full-year guidance reflects expectation for fertilizer benchmark prices to stabilize near mid-cycle values.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its first quarter 2023 results, with net earnings of $0.6 billion ($1.14 diluted net earnings per share). First quarter 2023 adjusted net earnings per share1 was $1.11 and adjusted EBITDA1 was $1.4 billion.

“Nutrien delivered adjusted EBITDA of $1.4 billion in the first quarter and continued to demonstrate the advantages of our flexible, low-cost production assets and global distribution network. We invested in initiatives to sustain and grow our asset base and returned $1.1 billion to shareholders during the quarter,” commented Ken Seitz, Nutrien’s President and CEO.

“Crop input demand has strengthened as the spring planting season progresses in the northern hemisphere and higher cost inventory is moving through the channel. We are encouraged by the continued stabilization of fertilizer markets following a year of unprecedented volatility and anticipate increased demand in the second half of 2023 due to strong agriculture fundamentals, improved grower affordability and lower inventory levels. With fertilizer prices near mid-cycle levels, we expect to generate strong operating cash flows in 2023 and to maintain a balanced and disciplined approach to capital allocation,” added Mr. Seitz.

Highlights2:

•

Nutrien Ag Solutions (“Retail”) adjusted EBITDA declined to $(34) million in the first quarter of 2023 primarily due to lower sales and gross margins for crop nutrients and crop protection products compared to the record levels achieved in 2022. Crop nutrient margins were below normalized levels in the first quarter as prices declined and we worked through higher cost inventory.

•

Potash adjusted EBITDA declined to $676 million in the first quarter of 2023 due to lower net realized selling prices and lower sales volumes. North American sales volumes were impacted by just-in-time buying. Lower offshore demand from customers in Asia was largely offset by record first quarter Canpotex sales volumes to Brazil.

•

Nitrogen adjusted EBITDA declined to $676 million in the first quarter of 2023 due to lower net realized selling prices for all major nitrogen products. This was partially offset by lower natural gas costs and increased operating rates at our North American nitrogen plants.

•

Nutrien repurchased 11.8 million shares year-to-date as of March 31, 2023, under its normal course issuer bid programs, for approximately $900 million. The Company’s total shares outstanding declined to 496 million as at the end of the first quarter of 2023, representing a 10 percent reduction compared to the same period in 2022.

•	Nutrien full year 2023 adjusted EBITDA and adjusted net earnings per share guidance[1] was revised to $6.5 to $8.0 billion and $5.50 to $7.50 per share, respectively.

1.	These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.
2.

Our discussion of highlights set out on this page is a comparison of the results for the three months ended March 31, 2023 to the results for the three months ended March 31, 2022, unless otherwise noted.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 10, 2023. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 16, 2023 (“2022 Annual Report”), which includes our annual audited consolidated financial statements and MD&A, and our annual information form dated February 16, 2023, each for the year ended December 31, 2022, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2022 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2023 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-IFRS financial measures and ratios and forward-looking statements, which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail

•

Geopolitical and weather-related challenges continue to impact global agriculture commodity markets, including significant production and export reductions from Ukraine and severe drought conditions in Argentina. The global grain stocks-to-use ratio is projected to end the current growing season at the lowest level in over 25 years. Corn, soybeans and wheat prices have softened recently due to seasonal pressure resulting from the expectation of higher Brazilian and US crop production. However, new crop futures are still approximately 15 percent above the 10-year average and grower margins remain healthy, providing incentive to invest in their crop and boost production.

•

We expect an 8 million acre increase in US major crop planted area in 2023, including an additional 3 million acres of corn, which is supportive of crop input demand. Planting activity is progressing well in North America and fertilizer application rates have been in line with historical average levels and well above rates in the spring of 2022. The combination of strong demand and logistical challenges has tightened North American fertilizer supply.

•

South American crop production has been mixed as record Brazilian soybean production and strong prospects for the safrinha corn crop are balanced against the impacts of severe drought in Argentina. We expect increased application rates for the 2023 summer crop planting season due to improved affordability ratios compared to the previous year. Australian winter crop planting is progressing well, with no major shifts in acreage expected from record 2022 levels.

Crop Nutrient Markets

•

Potash demand has strengthened in North America as the spring application season has progressed, while engagement in offshore markets has been more variable. We anticipate increased global potash demand in the second half of 2023 as a result of lower expected inventories and improved grower affordability compared to 2022.

•

Potash shipments from Belarus are projected to be above our previous expectation for 2023, partially offset by lower expected exports from Russia. We now project Belarusian shipments will be down 25 to 40 percent this year and Russian shipments down 25 to 35 percent compared to 2021. We have maintained our global potash shipment forecast between 63 and 67 million tonnes in 2023.

•

North American nitrogen supply has tightened during the spring season due to strong demand and lower net imports. Global nitrogen trade has been impacted by weaker industrial demand in Asia and Europe, and lower Indian urea imports. We expect ammonia markets will strengthen as demand increases and supply remains challenged with approximately 40 percent of European capacity currently curtailed and Russian ammonia exports are constrained.

•

North American dry phosphate prices firmed during the spring season driven by tight supplies and strong demand, while international prices have remained relatively stable, supported by demand in Brazil and India. Lower ammonia and sulfur prices have been supportive of margins. We expect Chinese phosphate exports to increase moderately year-over-year due to expected loosening of government restrictions.

Financial Guidance

•

Based on market factors detailed above, we are revising full-year 2023 adjusted EBITDA guidance[2] to $6.5 to $8.0 billion and full year 2023 adjusted net earnings guidance[2] to $5.50 to $7.50 per share. We now project cash from operations of $5.0 to $5.8 billion, which is expected to be relatively stable due to an anticipated release in working capital.

•	Retail adjusted EBITDA guidance was lowered primarily due to the expectation of below normal crop nutrient gross margins in the first half of 2023 as we work through higher cost inventory.

•

Potash adjusted EBITDA guidance decreased due to lower forecasted benchmark fertilizer prices and sales tonnes. Potash sales tonnes guidance of 13.5 to 14.3 million tonnes assumes increased demand year-over-year in our key markets of North America and Brazil, partially offset by lower shipments to China due to delayed contract negotiations with Canpotex.

•	Nitrogen adjusted EBITDA guidance decreased due to lower forecasted benchmark fertilizer prices, partially offset by the expectation for lower North American natural gas prices.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 56 of Nutrien’s 2022 Annual Report for related assumptions and sensitivities, except as set forth below.

	Guidance Ranges [1] as of
	May 10, 2023		Feb 15, 2023

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Adjusted net earnings per share (in US dollars) [2],3	5.50	7.50	8.45	10.65

Adjusted EBITDA [2]	6.5	8.0	8.4	10.0

Retail adjusted EBITDA	1.60	1.75	1.85	2.05

Potash adjusted EBITDA	2.65	3.35	3.7	4.5

Nitrogen adjusted EBITDA	1.95	2.55	2.5	3.2

Phosphate adjusted EBITDA (in millions of US dollars)	550	700	550	750

Potash sales tonnes (millions) [4]	13.5	14.3	13.8	14.6

Nitrogen sales tonnes (millions) [4]	10.8	11.4	10.8	11.4

Depreciation and amortization	2.1	2.2	2.1	2.2

Effective tax rate on adjusted earnings (%)	23.5	24.0	23.5	24.5

  1  See the “Forward-Looking Statements” section.

  2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

  3  Assumes 499 million shares outstanding for May 10, 2023 adjusted net EPS guidance.

  4  Manufactured product only. Nitrogen sales tonnes includes ESN® products.

Consolidated Results

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2023	2022	% Change
Sales	6,107	7,657	(20)
Freight, transportation and distribution	199	203	(2)
Cost of goods sold	3,995	4,197	(5)
Gross margin	1,913	3,257	(41)
Expenses	974	1,258	(23)
Net earnings	576	1,385	(58)
Adjusted EBITDA [1]	1,421	2,615	(46)
Diluted net earnings per share	1.14	2.49	(54)
Adjusted net earnings per share [1]	1.11	2.70	(59)
Cash used in operating activities	(858)	(62)	n/m
Cash used in investing activities	(694)	(457)	52
Cash used for dividends and share repurchases [2]	(1,143)	(899)	27

 1  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

 2  This is a supplementary financial measure. See the “Other Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the first quarter of 2023 compared to the same period in 2022, due to lower net realized selling prices in all segments and lower sales volumes in Retail, Potash and Phosphate. This was partially offset by decreased cost of goods sold from lower natural gas costs and increased operating rates at our North American nitrogen plants. The increase in cash used in operating activities was primarily due to lower earnings across all segments. The increase in cash used in investing activities reflects higher capital expenditures to sustain and grow our asset base and incremental cash used for Retail business acquisitions. Cash used for dividends and share repurchases increased in the first quarter of 2023 compared to the same period in 2022 due to higher share repurchases under our normal course issuer bid programs.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2023 to the results for the three months ended March 31, 2022, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	1,335	1,587	(16)	141	292	(52)	11	18

Crop protection products	1,154	1,387	(17)	208	282	(26)	18	20

Seed	507	458	11	72	66	9	14	14

Merchandise	246	234	5	44	41	7	18	18

Nutrien Financial	57	49	16	57	49	16	100	100

Services and other	148	175	(15)	118	144	(18)	80	82

Nutrien Financial elimination [1]	(25)	(29)	(14)	(25)	(29)	(14)	100	100
	3,422	3,861	(11)	615	845	(27)	18	22
Cost of goods sold	2,807	3,016	(7)
Gross margin	615	845	(27)
Expenses ²	830	755	10
(Loss) earnings before finance costs and taxes (“EBIT”)	(215)	90	n/m
Depreciation and amortization	181	169	7
EBITDA	(34)	259	n/m
Adjustments [3]	-	(19)	(100)
Adjusted EBITDA	(34)	240	n/m
1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
2 Includes selling expenses of $765 million (2022 – $722 million).
3 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA declined primarily due to lower sales and gross margins for crop nutrients and crop protection products compared to the record levels achieved in 2022. Expenses increased primarily due to higher selling expenses resulting from acquisitions completed in 2022 and general inflation. We achieved growth in our high-value proprietary products portfolio in both crop nutritionals and seed. We completed eight acquisitions and focused on the integration of acquisitions completed in 2022.

•

Crop nutrients sales decreased primarily due to lower selling prices compared to the exceptionally strong comparable period in 2022. Gross margin per tonne decreased in all regions due to lower selling prices and higher cost inventory, partially offset by growth in proprietary nutritional products. Sales volumes decreased due to delayed grower purchases compared to the prior year and import restrictions in Argentina.

•

Crop protection products sales and gross margin decreased, particularly in North America, attributable to a historically strong comparable period in 2022. Lower prices for certain herbicide products also led to reduced margins.

•	Seed sales and gross margin increased due to strong corn sales in the southern US and higher proprietary seed margins. Australia experienced higher canola sales due to earlier supply availability.

 Potash

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	343	833	(59)	854	1,218	(30)	401	684	(41)

Offshore	659	1,017	(35)	1,782	1,825	(2)	370	557	(34)

	1,002	1,850	(46)	2,636	3,043	(13)	380	608	(38)

Cost of goods sold	305	305	-				115	100	15

Gross margin – total	697	1,545	(55)				265	508	(48)
Expenses ¹	118	251	(53)	Depreciation and amortization			37	37	-

EBIT	579	1,294	(55)	Gross margin excluding depreciation
Depreciation and amortization	97	112	(13)	and amortization – manufactured [2]			302	545	(45)

EBITDA/ Adjusted EBITDA	676	1,406	(52)	Potash controllable cash cost of
				product manufactured [2]			62	50	24

 1  Includes provincial mining taxes of $119 million (2022 – $249 million).

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

•

Potash adjusted EBITDA declined due to lower net realized selling prices and lower sales volumes. We adjusted operating rates across our six-mine network in response to lower near-term demand and brought forward maintenance activities, preserving flexibility to increase production as demand increases.

•	Sales volumes decreased in North America primarily due to just-in-time buying. Lower offshore demand from customers in Asia was largely offset by record first quarter Canpotex sales volumes to Brazil.

•	Net realized selling price decreased due to a decline in benchmark prices compared to the historically strong period in 2022.

•	Cost of goods sold per tonne increased primarily due to lower production volumes and a pull forward of maintenance activities.

Canpotex Sales by Market

	Three Months Ended March 31
(percentage of sales volumes, except as otherwise noted)	2023	2022	Change
Other Asian markets [1]	38	45	(7)
Latin America	35	32	3
Other markets	13	9	4
China	12	13	(1)
India	2	1	1
	100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	385	560	(31)	534	595	(10)	721	940	(23)

Urea and ESN® [1]	461	515	(10)	747	651	15	617	792	(22)

Solutions, nitrates and sulfates	333	439	(24)	1,076	1,079	-	310	407	(24)

	1,179	1,514	(22)	2,357	2,325	1	500	651	(23)

Cost of goods sold [1]	648	672	(4)				275	290	(5)

Gross margin – manufactured	531	842	(37)				225	361	(38)

Gross margin – other [1,2]	10	18	(44)	Depreciation and amortization [1]			57	53	7

Gross margin – total	541	860	(37)	Gross margin excluding depreciation
(Income) expenses ³	(1)	(12)	(92)	and amortization – manufactured [4]			282	414	(32)

EBIT	542	872	(38)	Ammonia controllable cash cost of
Depreciation and amortization	134	123	9	product manufactured [4]			63	56	13

EBITDA/ Adjusted EBITDA	676	995	(32)

 1  Certain immaterial 2022 figures have been reclassified.

 2  Includes other nitrogen and purchased products and comprises net sales of $133 million (2022 – $227 million) less cost of goods sold of $123 million (2022 – $209 million).

 3  Includes earnings from equity-accounted investees of $30 million (2022 – $37 million).

 4  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

•

Nitrogen adjusted EBITDA declined due to lower net realized selling prices for all major nitrogen products. During the quarter our ammonia utilization rate increased to 95 percent[1], due in part to the continued focus on reliability initiatives and investments in our assets. We progressed our inflight brownfield expansions and advanced front-end engineering work on our proposed Geismar clean ammonia plant.

•

Sales volumes were slightly higher as we benefited from increased production of urea and ESN® at our Canadian nitrogen facilities, which offset lower ammonia production in Trinidad caused by natural gas curtailments.

•

Net realized selling price was lower for all major nitrogen products due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions and a temporary reduction in demand.

•

Cost of goods sold per tonne decreased primarily due to lower natural gas costs. Ammonia controllable cash cost of product manufactured increased mainly due to higher inputs costs, including materials and electricity.

Natural Gas Prices in Cost of Production

	Three Months Ended March 31

(US dollars per MMBtu, except as otherwise noted)	2023	2022	% Change
Overall gas cost excluding realized derivative impact	4.85	6.86	(29)
Realized derivative impact	-	(0.01)	(100)

Overall gas cost	4.85	6.85	(29)

Average NYMEX	3.42	4.95	(31)

Average AECO	3.21	3.61	(11)

•

Natural gas prices in our cost of production decreased in the first quarter as a result of lower North American gas index prices and decreased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

1.	Excludes Trinidad and Joffre.

 Phosphate

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	264	393	(33)	388	460	(16)	682	854	(20)

Industrial and feed	182	170	7	160	191	(16)	1,136	891	27

	446	563	(21)	548	651	(16)	814	865	(6)

Cost of goods sold	357	360	(1)				651	552	18

Gross margin - manufactured	89	203	(56)				163	313	(48)

Gross margin – other [1]	(2)	4	n/m	Depreciation and amortization			122	63	94

Gross margin – total	87	207	(58)	Gross margin excluding depreciation
Expenses	17	9	89	and amortization – manufactured [2]			285	376	(24)

EBIT	70	198	(65)
Depreciation and amortization	67	41	63

EBITDA/ Adjusted EBITDA	137	239	(43)

 1  Includes other phosphate and purchased products and comprises net sales of $68 million (2022 – $72 million) less cost of goods sold of $70 million (2022 – $68 million).

 2  This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

•

Phosphate adjusted EBITDA decreased due to lower sales volumes and lower net realized prices for fertilizer products. We completed several maintenance and reliability initiatives in the first quarter and expect operating rates to increase in the second half of 2023 following the completion of planned turnarounds in the second quarter.

•	Sales volumes decreased due to lower production volumes and cautious buying activity.

•	Net realized selling price decreased overall as lower fertilizer net realized selling prices were partially offset by higher industrial and feed net realized selling prices.

•	Cost of goods sold per tonne increased due to higher depreciation from impairment reversals in 2022, and lower production, partially offset by lower ammonia and sulfur costs.

 Corporate and Others

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2023	2022	% Change
Selling expenses	(2)	(2)	-
General and administrative expenses	84	70	20
Share-based compensation expense	15	135	(89)
Other (income) expenses	(81)	53	n/m
EBIT	(16)	(256)	(94)
Depreciation and amortization	17	16	6
EBITDA	1	(240)	n/m
Adjustments [1]	(14)	174	n/m
Adjusted EBITDA	(13)	(66)	(80)

 1  See Note 2 to the interim financial statements.

•	Share-based compensation expense was lower due to a decrease in the fair value of share-based awards.

•

Other (income) expenses of $(81) million was mainly due to an $80 million gain on amendments to our other post-retirement benefit plans, which resulted from design plan changes. In addition, we had net foreign exchange gains in 2023 compared to losses in 2022 mainly due to hedging activities related to our international operations, primarily for Brazil.

 Eliminations

•

Eliminations are not part of the Corporate and Others segment. Eliminations of gross margin between operating segments were $(27) million for the first quarter of 2023 compared to $(200) million in the same period of 2022. We had significant eliminations in the first quarter of 2022 due to higher-margin inventories held by our Retail segment as global commodity benchmark prices increased.

Finance Costs, Income Taxes and Other Comprehensive Income

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2023	2022	% Change
Finance costs	170	109	56
Income tax expense	193	505	(62)
Other comprehensive income	2	176	(99)

•

Finance costs were higher in the first quarter of 2023 compared to the same period in 2022 mainly due to higher interest on short-term debt from increased commercial paper interest rates and a higher average balance borrowed under our credit facilities.

•

Income tax expense was lower in the first quarter of 2023 as a result of lower earnings compared to the same period in 2022. The change in the actual effective tax rate on ordinary earnings was a result of decreased earnings in higher tax jurisdictions.

•

Other comprehensive income was lower primarily driven by changes in the currency translation of our foreign operations. In the first quarter of 2023, we had lower gains on foreign currency translation of our Retail foreign operations, as the Australian currency depreciated and the Brazilian currency had lower appreciation relative to the US dollar, compared to the same period in 2022.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	2023	2022	% Change

Cash used in operating activities	(858)	(62)	n/m

Cash used in investing activities	(694)	(457)	52

Cash provided by financing activities	2,129	588	262

Effect of exchange rate changes on cash and cash equivalents	(5)	9	n/m

Increase in cash and cash equivalents	572	78	633

Cash used in operating activities

• Higher cash used in operating activities in the first quarter of 2023 compared to the same period in 2022 was primarily due to lower net earnings from lower net realized selling prices in all segments and lower sales volumes in Retail, Potash and Phosphate.

Cash used in investing activities

• Higher cash used in investing activities in the first quarter of 2023 compared to the same period in 2022 mainly due to higher spending to grow our Potash and Nitrogen operational capabilities through our plan to ramp up production and the proposed Geismar clean ammonia project, respectively, and higher spending on strategic Retail business acquisitions. We also continued to prioritize sustaining our assets to ensure we have safe and reliable operations.

Cash provided by financing activities

• Higher cash provided by financing activities in the first quarter of 2023 compared to the same period in 2022 was due to the issuance of an aggregate principal amount of $1.5 billion of notes in the first quarter of 2023.

• Proceeds from short-term debt increased from higher short-term borrowings in 2023 to temporarily finance our working capital requirements and support repurchases of common shares through our normal course issuer bid programs.

Financial Condition Review

The following balance sheet categories contain variances that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	March 31, 2023	December 31, 2022	$ Change	% Change
Assets
Cash and cash equivalents	1,473	901	572	63
Inventories	9,852	7,632	2,220	29
Prepaid expenses and other current assets	937	1,615	(678)	(42)
Liabilities and Equity
Short-term debt	4,013	2,142	1,871	87
Payables and accrued charges	10,611	11,291	(680)	(6)
Long-term debt	9,510	8,040	1,470	18
Share capital	13,878	14,172	(294)	(2)
Retained earnings	11,660	11,928	(268)	(2)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section above.

•	Inventories increased due to seasonal Retail inventory build-up for the 2023 spring planting and application seasons in North America.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories in preparation for the spring planting and application seasons in North America.

•

Short-term debt increased due to additional commercial paper issuances and borrowings under our credit facilities for our seasonal working capital requirements and for share repurchases under our normal course issuer bid programs.

•

Payables and accrued charges decreased due to lower income tax payable from payments made for the 2022 tax balance and lower purchases driven by lower input costs. This was partially offset by seasonally high customer prepayments in North America.

•	Long-term debt increased due to the issuance of an aggregate principal amount of $1.5 billion of notes in the first quarter of 2023.

•	Share capital decreased primarily from shares repurchased under our normal course issuer bid programs.

•	Retained earnings decreased as share repurchases and dividends declared in the quarter exceeded net earnings in the first quarter of 2023.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the three months ended March 31, 2023.

	As at March 31, 2023

(millions of US dollars, except as otherwise noted)			Outstanding and Committed
	Rate of Interest (%)	Total Facility Limit	Short-Term Debt	Long-Term Debt

Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Unsecured revolving term credit facility	5.9	2,000	1,250	-

Uncommitted revolving demand facility	n/a	1,000	-	-

Other credit facilities		1,240
South America	1.3 - 77.5		484	157
Australia	4.5		147	-
Other	0.8 - 4.0		52	3
Commercial paper	5.0 - 6.0		1,905	-
Other short-term and long-term debt	n/a		175	7

Total			4,013	167

The amount available under the commercial paper program is limited to the undrawn availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2022 Annual Report for information on balances, rates and maturities for our notes and debentures. On March 27, 2023, we issued notes in the aggregate principal amount of $1.5 billion. See Note 8 to the interim financial statements.

Outstanding Share Data

As at May 9, 2023

Common shares	496,089,482

Options to purchase common shares	3,505,340

For more information on our capital structure and management, see Note 24 to our 2022 annual consolidated financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021

Sales	6,107	7,533	8,188	14,506	7,657	7,267	6,024	9,763

Net earnings	576	1,118	1,583	3,601	1,385	1,207	726	1,113

Net earnings attributable to equity holders of Nutrien	571	1,112	1,577	3,593	1,378	1,201	717	1,108

Net earnings per share attributable to equity holders of Nutrien

Basic	1.14	2.15	2.95	6.53	2.49	2.11	1.26	1.94

Diluted	1.14	2.15	2.94	6.51	2.49	2.11	1.25	1.94

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the second and third quarters of 2022, earnings were impacted by $450 million and $330 million non-cash impairment reversals at Aurora and White Springs, respectively, of property, plant and equipment in the Phosphate segment related to higher forecasted global prices and a more favorable outlook for phosphate margins. In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2022 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on page 65 of our 2022 Annual Report. There were no material changes in the three months ended March 31, 2023 to our critical accounting estimates.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s revised 2023 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); our projections for cash from operations; expectations regarding our growth and capital allocation intentions and strategies; our advancement of strategic growth initiatives; capital spending expectations for 2023; expectations regarding performance of our operating segments in 2023; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2023 and beyond, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, production volumes and expenses, shipments, consumption, prices and the impact of seasonality, including drought conditions, import and export volumes, economic sanctions, operating rates, natural gas curtailments and the war between Ukraine and Russia; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; timing and impacts of plant turnarounds; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; our expectations for fertilizer prices to stabilize near mid-cycle values in 2023; assumptions with respect to our intention to complete share repurchases under our normal course issuer bid programs, including the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; our expectations regarding any ongoing impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall global economy; our expectations regarding the impacts, direct and indirect, of the war between Ukraine and Russia on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; any ongoing impacts of the COVID-19 pandemic and its resulting effects on economic conditions and disruptions to global supply chains; the war between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; the risk that rising interest rates and/or deteriorated business operating results may result in the impairment of assets or goodwill attributed to certain of our cash generating units; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our 2023 adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2022 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, May 11, 2023 at 10:00 a.m. Eastern Time.

Telephone Conference dial-in numbers:

•	From Canada and the US 1-888-396-8049
•	International 1-416-764-8683
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2023-q1-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail Measures	Three Months Ended March 31
	2023	2022

Proprietary products gross margin (millions of US dollars)

Crop nutrients	54	44

Crop protection products	74	111

Seed	30	26

Merchandise	3	3

All products	161	184

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	38	15

Crop protection products	36	39

Seed	42	38

Merchandise	6	7

All products	26	22

Crop nutrients sales volumes (tonnes – thousands)

North America	1,195	1,242

International	845	933

Total	2,040	2,175

Crop nutrients selling price per tonne

North America	742	867

International	532	547

Total	655	729

Crop nutrients gross margin per tonne

North America	94	185

International	35	67

Total	69	134

Financial performance measures	2023	2022

Retail adjusted EBITDA margin (%) [1,2]	10	11

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]	1,709	1,583

Retail adjusted average working capital to sales (%) [1,4]	19	14

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]	3	-

Nutrien Financial adjusted net interest margin (%) [1,4]	6.6	6.9

Retail cash operating coverage ratio (%) [1,4]	59	57

  1   Rolling four quarters ended March 31, 2023 and 2022.

  2   These are supplementary financial measures. See the “Other Financial Measures” section.

  3   Excluding acquisitions.

  4   These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at March 31, 2023							As at December 31, 2022

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	1,220	86	139	75	1,520	(28)	1,492	2,007
International	677	40	55	26	798	(7)	791	662
Nutrien Financial receivables	1,897	126	194	101	2,318	(35)	2,283	2,669
1 Bad debt expense on the above receivables for the three months ended March 31, 2023 was $1 million (2022 – $1 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended March 31

	2023	2022
Sales volumes (tonnes – thousands)

Fertilizer [1]	1,248	1,153

Industrial and feed	1,109	1,172
Net sales (millions of US dollars)

Fertilizer [1]	681	826

Industrial and feed	498	688
Net selling price per tonne

Fertilizer [1]	545	716

Industrial and feed	449	587
1 Certain immaterial 2022 figures have been reclassified.

Production Measures	Three Months Ended March 31

	2023	2022
Potash production (Product tonnes – thousands)	3,088	3,703
Potash shutdown weeks [1]	4	-
Ammonia production – total [2]	1,431	1,403
Ammonia production – adjusted [2,3]	1,037	958
Ammonia operating rate (%) [3]	95	89
P2O5 production (P2O5 tonnes – thousands)	341	378
P2O5 operating rate (%)	81	90

1   Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2   All figures are provided on a gross production basis in thousands of product tonnes.

3   Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, and gain or loss on disposal of certain businesses and investments.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended March 31
(millions of US dollars)	2023	2022

Net earnings	576	1,385

Finance costs	170	109

Income tax expense	193	505

Depreciation and amortization	496	461

EBITDA [1]	1,435	2,460

Share-based compensation expense	15	135

Foreign exchange (gain) loss, net of related derivatives	(34)	25

Integration and restructuring related costs	5	9

COVID-19 related expenses [2]	-	5

Gain on disposal of investment	-	(19)
Adjusted EBITDA	1,421	2,615

1   EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

2   COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, and gain/loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended March 31, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		571	1.14
Adjustments:
Share-based compensation expense	15	11	0.01
Foreign exchange gain, net of related derivatives	(34)	(25)	(0.05)
Integration and restructuring related costs	5	4	0.01

Adjusted net earnings		561	1.11

	Three Months Ended March 31, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,378	2.49
Adjustments:
Share-based compensation expense	135	101	0.18
Foreign exchange loss, net of related derivatives	25	19	0.04
Integration and restructuring related costs	9	7	0.01
COVID-19 related expenses	5	4	0.01
Gain on disposal of investment	(19)	(14)	(0.03)

Adjusted net earnings		1,495	2.70

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, and gain/loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2023	2022
Total COGS – Potash	305	305
Change in inventory	40	77
Other adjustments [1]	(8)	(15)
COPM	337	367
Depreciation and amortization in COPM	(100)	(119)
Royalties in COPM	(31)	(45)
Natural gas costs and carbon taxes in COPM	(16)	(17)
Controllable cash COPM	190	186
Production tonnes (tonnes – thousands)	3,088	3,703
Potash controllable cash COPM per tonne	62	50

1   Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2023	2022
Total Manufactured COGS – Nitrogen [1]	648	672
Total Other COGS – Nitrogen [1]	123	209
Total COGS – Nitrogen	771	881
Depreciation and amortization in COGS	(108)	(102)
Cash COGS for products other than ammonia	(471)	(524)
Ammonia
Total cash COGS before other adjustments	192	255
Other adjustments [2]	(68)	(36)
Total cash COPM	124	219
Natural gas and steam costs in COPM	(85)	(181)
Controllable cash COPM	39	38
Production tonnes (net tonnes [3] – thousands)	628	674
Ammonia controllable cash COPM per tonne	63	56

1  Certain immaterial 2022 figures have been reclassified.

2  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

3  Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended March 31, 2023
(millions of US dollars, except as otherwise noted)	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Average/Total
Current assets	12,487	11,262	11,668	13,000
Current liabilities	(9,177)	(5,889)	(8,708)	(8,980)
Working capital	3,310	5,373	2,960	4,020	3,916
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,310	5,373	2,960	4,020	3,916
Nutrien Financial working capital	(4,404)	(3,898)	(2,669)	(2,283)
Adjusted working capital excluding Nutrien Financial	(1,094)	1,475	291	1,737	602

Sales	9,422	3,980	4,087	3,422
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	9,422	3,980	4,087	3,422	20,911
Nutrien Financial revenue	(91)	(65)	(62)	(57)
Adjusted sales excluding Nutrien Financial	9,331	3,915	4,025	3,365	20,636

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					3

	Rolling four quarters ended March 31, 2022
(millions of US dollars, except as otherwise noted)	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Average/Total
Current assets	9,300	8,945	9,924	12,392
Current liabilities	(7,952)	(5,062)	(7,828)	(9,223)
Working capital	1,348	3,883	2,096	3,169	2,624
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	1,348	3,883	2,096	3,169	2,624
Nutrien Financial working capital	(3,072)	(2,820)	(2,150)	(2,274)
Adjusted working capital excluding Nutrien Financial	(1,724)	1,063	(54)	895	45

Sales	7,537	3,347	3,878	3,861
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	7,537	3,347	3,878	3,861	18,623
Nutrien Financial revenue	(59)	(54)	(51)	(49)
Adjusted sales excluding Nutrien Financial	7,478	3,293	3,827	3,812	18,410

Adjusted average working capital to sales (%)					14
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended March 31, 2023

(millions of US dollars, except as otherwise noted)	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Total/Average
Nutrien Financial revenue	91	65	62	57
Deemed interest expense [1]	(12)	(12)	(11)	(20)
Net interest	79	53	51	37	220

Average Nutrien Financial net receivables	4,404	3,898	2,669	2,283	3,314
Nutrien Financial adjusted net interest margin (%)					6.6

	Rolling four quarters ended March 31, 2022

(millions of US dollars, except as otherwise noted)	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Total/Average
Nutrien Financial revenue	59	54	51	49
Deemed interest expense [1]	(8)	(10)	(12)	(6)
Net interest	51	44	39	43	177

Average Nutrien Financial net receivables	3,072	2,820	2,150	2,274	2,579
Nutrien Financial adjusted net interest margin (%)					6.9
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2023
(millions of US dollars, except as otherwise noted)	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Total
Selling expenses	1,013	821	836	765	3,435
General and administrative expenses	54	50	51	50	205
Other expenses	21	19	1	15	56
Operating expenses	1,088	890	888	830	3,696
Depreciation and amortization in operating expenses	(171)	(204)	(198)	(179)	(752)
Operating expenses excluding depreciation and amortization	917	686	690	651	2,944

Gross margin	2,340	917	1,077	615	4,949
Depreciation and amortization in cost of goods sold	4	2	4	2	12
Gross margin excluding depreciation and amortization	2,344	919	1,081	617	4,961
Cash operating coverage ratio (%)					59

	Rolling four quarters ended March 31, 2022

(millions of US dollars, except as otherwise noted)	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Total
Selling expenses	863	746	848	722	3,179
General and administrative expenses	41	45	43	45	174
Other expenses (income)	34	17	20	(12)	59
Operating expenses	938	808	911	755	3,412
Depreciation and amortization in operating expenses	(166)	(180)	(173)	(167)	(686)
Operating expenses excluding depreciation and amortization	772	628	738	588	2,726

Gross margin	1,858	917	1,173	845	4,793
Depreciation and amortization in cost of goods sold	3	2	5	2	12
Gross margin excluding depreciation and amortization	1,861	919	1,178	847	4,805
Cash operating coverage ratio (%)					57

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
	Note	2023	2022
SALES	2	6,107	7,657
Freight, transportation and distribution		199	203
Cost of goods sold		3,995	4,197
GROSS MARGIN		1,913	3,257
Selling expenses		770	727
General and administrative expenses		145	126
Provincial mining taxes		119	249
Share-based compensation expense		15	135
Other (income) expenses	4	(75)	21
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		939	1,999
Finance costs		170	109
EARNINGS BEFORE INCOME TAXES		769	1,890
Income tax expense	5	193	505
NET EARNINGS		576	1,385
Attributable to
Equity holders of Nutrien		571	1,378
Non-controlling interest		5	7
NET EARNINGS		576	1,385

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		1.14	2.49
Diluted		1.14	2.49
Weighted average shares outstanding for basic EPS		501,175,000	552,636,000
Weighted average shares outstanding for diluted EPS		502,220,000	554,647,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(Net of related income taxes)		2023	2022
NET EARNINGS		576	1,385
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans		(3)	1
Net fair value gain on investments		5	31
Items that have been or may be subsequently reclassified to net earnings:
Gain on currency translation of foreign operations		1	128
Other		(1)	16
OTHER COMPREHENSIVE INCOME		2	176
COMPREHENSIVE INCOME		578	1,561
Attributable to
Equity holders of Nutrien		573	1,554
Non-controlling interest		5	7
COMPREHENSIVE INCOME		578	1,561

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
	Note	2023	2022
			Note 1
OPERATING ACTIVITIES
Net earnings		576	1,385
Adjustments for:
Depreciation and amortization		496	461
Share-based compensation expense		15	135
Gain on disposal of investment		-	(19)
Provision for deferred income tax		21	45
Long-term income tax receivables		(72)	10
Net distributed (undistributed) earnings of equity-accounted investees		163	(39)
Gain on amendments to other post-retirement pension plans		(80)	-
Other long-term assets, liabilities and miscellaneous		7	30
Cash from operations before working capital changes		1,126	2,008
Changes in non-cash operating working capital:
Receivables		535	(909)
Inventories		(2,168)	(2,609)
Prepaid expenses and other current assets		675	722
Payables and accrued charges		(1,026)	726
CASH USED IN OPERATING ACTIVITIES		(858)	(62)
INVESTING ACTIVITIES
Capital expenditures [1]		(450)	(351)
Business acquisitions, net of cash acquired		(111)	(41)
Other		(33)	34
Net changes in non-cash working capital		(100)	(99)
CASH USED IN INVESTING ACTIVITIES		(694)	(457)
FINANCING ACTIVITIES
Transaction costs related to debt		(20)	-
Proceeds from short-term debt, net	7	1,873	1,454
Proceeds from long-term debt	8	1,500	-
Repayment of long-term debt		(17)	(2)
Repayment of principal portion of lease liabilities		(87)	(79)
Dividends paid to Nutrien’s shareholders	9	(246)	(257)
Repurchase of common shares	9	(897)	(642)
Issuance of common shares		28	126
Other		(5)	(12)
CASH PROVIDED BY FINANCING ACTIVITIES		2,129	588
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(5)	9
INCREASE IN CASH AND CASH EQUIVALENTS		572	78
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		901	499
CASH AND CASH EQUIVALENTS – END OF PERIOD		1,473	577
Cash and cash equivalents is composed of:
Cash		361	546
Short-term investments		1,112	31
		1,473	577
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		98	50
Income taxes paid		1,319	789
Total cash outflow for leases		119	107

 1 Includes additions to property, plant and equipment, and intangible assets for the three months ended March 31, 2023 of $411 and $39 (2022 – $306 and $45), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	1,378	1,378	7	1,385

Other comprehensive income	-	-	-	128	48	176	-	176	-	176

Shares repurchased (Note 9)	(7,648,235)	(212)	-	-	-	-	(375)	(587)	-	(587)

Dividends declared	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	2,275,861	153	(16)	-	-	-	-	137	-	137
Transfer of net gain on cash flow hedges	-	-	-	-	(3)	(3)	-	(3)	-	(3)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – MARCH 31, 2022	552,120,142	15,398	133	(48)	74	26	8,931	24,488	43	24,531

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	571	571	5	576

Other comprehensive income	-	-	-	1	1	2	-	2	-	2

Shares repurchased (Note 9)	(11,751,290)	(328)	-	-	-	-	(571)	(899)	-	(899)

Dividends declared	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(6)	(6)

Effect of share-based compensation including issuance of common shares	579,208	34	(3)	-	-	-	-	31	-	31
Transfer of net loss on cash flow hedges	-	-	-	-	5	5	-	5	-	5
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – MARCH 31, 2023	496,074,023	13,878	106	(375)	(8)	(383)	11,660	25,261	44	25,305

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2023	2022	2022

ASSETS

Current assets

Cash and cash equivalents		1,473	577	901

Receivables		6,009	6,437	6,194

Inventories		9,852	9,068	7,632

Prepaid expenses and other current assets		937	943	1,615

		18,271	17,025	16,342

Non-current assets

Property, plant and equipment		21,832	19,998	21,767

Goodwill		12,433	12,287	12,368

Intangible assets		2,292	2,334	2,297

Investments		686	757	843

Other assets		1,078	867	969

TOTAL ASSETS		56,592	53,268	54,586

LIABILITIES

Current liabilities

Short-term debt	7	4,013	3,033	2,142

Current portion of long-term debt		545	551	542

Current portion of lease liabilities		306	293	305

Payables and accrued charges		10,611	11,013	11,291

		15,475	14,890	14,280

Non-current liabilities

Long-term debt	8	9,510	7,519	8,040

Lease liabilities		880	929	899

Deferred income tax liabilities	5	3,603	3,243	3,547

Pension and other post-retirement benefit liabilities		242	425	319

Asset retirement obligations and accrued environmental costs		1,389	1,523	1,403

Other non-current liabilities		188	208	235

TOTAL LIABILITIES		31,287	28,737	28,723

SHAREHOLDERS’ EQUITY

Share capital	9	13,878	15,398	14,172

Contributed surplus		106	133	109

Accumulated other comprehensive (loss) income		(383)	26	(391)

Retained earnings		11,660	8,931	11,928

Equity holders of Nutrien		25,261	24,488	25,818

Non-controlling interest		44	43	45

TOTAL SHAREHOLDERS’ EQUITY		25,305	24,531	25,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		56,592	53,268	54,586

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2023

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2022 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2022 annual consolidated financial statements.

Certain immaterial 2022 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on May 10, 2023.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,422	1,023	1,154	508	-	-	6,107

– intersegment	-	54	264	64	-	(382)	-

Sales – total	3,422	1,077	1,418	572	-	(382)	6,107

Freight, transportation and distribution	-	75	106	58	-	(40)	199

Net sales	3,422	1,002	1,312	514	-	(342)	5,908

Cost of goods sold	2,807	305	771	427	-	(315)	3,995

Gross margin	615	697	541	87	-	(27)	1,913

Selling expenses	765	3	8	2	(2)	(6)	770

General and administrative expenses	50	3	5	3	84	-	145

Provincial mining taxes	-	119	-	-	-	-	119

Share-based compensation expense	-	-	-	-	15	-	15

Other expenses (income)	15	(7)	(14)	12	(81)	-	(75)

(Loss) earnings before finance costs and income taxes	(215)	579	542	70	(16)	(21)	939

Depreciation and amortization	181	97	134	67	17	-	496

EBITDA [1]	(34)	676	676	137	1	(21)	1,435

Integration and restructuring related costs	-	-	-	-	5	-	5

Share-based compensation expense	-	-	-	-	15	-	15

Foreign exchange gain, net of related derivatives	-	-	-	-	(34)	-	(34)

Adjusted EBITDA	(34)	676	676	137	(13)	(21)	1,421

Assets – at March 31, 2023	25,858	13,526	11,673	2,658	3,589	(712)	56,592
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended March 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,833	1,710	1,497	617	-	-	7,657

– intersegment	28	234	339	79	-	(680)	-

Sales – total	3,861	1,944	1,836	696	-	(680)	7,657

Freight, transportation and distribution	-	94	95	61	-	(47)	203

Net sales	3,861	1,850	1,741	635	-	(633)	7,454

Cost of goods sold	3,016	305	881	428	-	(433)	4,197

Gross margin	845	1,545	860	207	-	(200)	3,257

Selling expenses	722	3	8	2	(2)	(6)	727

General and administrative expenses	45	2	6	3	70	-	126

Provincial mining taxes	-	249	-	-	-	-	249

Share-based compensation expense	-	-	-	-	135	-	135

Other (income) expenses	(12)	(3)	(26)	4	53	5	21

Earnings (loss) before finance costs and income taxes	90	1,294	872	198	(256)	(199)	1,999

Depreciation and amortization	169	112	123	41	16	-	461

EBITDA	259	1,406	995	239	(240)	(199)	2,460

Integration and restructuring related costs	-	-	-	-	9	-	9

Share-based compensation expense	-	-	-	-	135	-	135

COVID-19 related expenses	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	25	-	25

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	240	1,406	995	239	(66)	(199)	2,615

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31
	2023	2022
Retail sales by product line
Crop nutrients	1,335	1,587
Crop protection products	1,154	1,387
Seed	507	458
Merchandise	246	234
Nutrien Financial	57	49
Services and other	148	175
Nutrien Financial elimination [1]	(25)	(29)

	3,422	3,861

Potash sales by geography

Manufactured product

North America	417	927

Offshore [2]	660	1,017

	1,077	1,944

Nitrogen sales by product line

Manufactured product

Ammonia	416	591

Urea and ESN® [3]	491	540

Solutions, nitrates and sulfates	371	474

Other nitrogen and purchased products [3]	140	231

	1,418	1,836

Phosphate sales by product line

Manufactured product

Fertilizer	302	432

Industrial and feed	195	184

Other phosphate and purchased products	75	80

	572	696

 1   Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

 2   Relates to Canpotex Limited (“Canpotex”) (Note 11) and includes provisional pricing adjustments for the three months ended March 31, 2023 of $(147) (2022 – $62).

 3  Certain immaterial 2022 figures have been reclassified.

NOTE 3 SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 5 of our 2022 annual consolidated financial statements:

	Three Months Ended March 31
	2023	2022
Stock options:
Granted (number of units)	301,168	375,483
Weighted average grant date fair value (US dollars)	25.67	20.49
Cash-settled share-based awards granted (number of units) [1]	1,003,010	970,461

1 For performance share units granted subsequent to January 1, 2022, return on invested capital over a three-year performance cycle is compared to Board-approved targets as an additional performance condition.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER (INCOME) EXPENSES

	Three Months Ended March 31
	2023	2022

Integration and restructuring related costs	5	9

Foreign exchange (gain) loss, net of related derivatives	(34)	25

Earnings of equity-accounted investees	(37)	(41)

Bad debt expense	9	-

COVID-19 related expenses	-	5

Gain on disposal of investment	-	(19)

Project feasibility costs	13	12

Customer prepayment costs	14	13

Gain on amendments to other post-retirement pension plans	(80)	-

Other expenses	35	17

	(75)	21

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31
	2023	2022

Income tax expense	193	505

Actual effective tax rate on earnings (%)	23	26

Actual effective tax rate including discrete items (%)	25	27

Discrete tax adjustments that impacted the tax rate	18	8

The following table summarizes the income tax balances within the condensed consolidated balance sheets:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2023	As at December 31, 2022
Income tax assets
Current	Receivables	455	144
Non-current	Other assets	127	54
Deferred income tax assets	Other assets	487	448
Total income tax assets		1,069	646
Income tax liabilities
Current	Payables and accrued charges	114	899
Non-current	Other non-current liabilities	48	46
Deferred income tax liabilities	Deferred income tax liabilities	3,603	3,547
Total income tax liabilities		3,765	4,492

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2022 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	March 31, 2023				December 31, 2022

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Derivative instrument assets	7	-	7	-	7	-	7	-

Other current financial assets - marketable securities [2]	155	29	126	-	148	19	129	-

Investments at FVTOCI [3]	205	195	-	10	200	190	-	10

Derivative instrument liabilities	(26)	-	(26)	-	(35)	-	(35)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(500)	(498)	-	-	(500)	(493)	-	-

Fixed and floating rate debt	(45)	-	(45)	-	(42)	-	(42)	-

Long-term debt

Notes and debentures	(9,388)	(6,513)	(2,372)	-	(7,910)	(3,581)	(3,656)	-

Fixed and floating rate debt	(122)	-	(122)	-	(130)	-	(130)	-

1  During the periods ended March 31, 2023 and December 31, 2022, there were no transfers between levels for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7  SHORT-TERM DEBT

	Rate of Interest (%)	Total Facility Limit as at March 31, 2023	As at March 31, 2023	As at December 31, 2022
Credit facilities
Unsecured revolving term credit facility	n/a	4,500	-	-
Unsecured revolving term credit facility	5.9	2,000	1,250	500
Uncommitted revolving demand facility	n/a	1,000	-	-
Other credit facilities [1]		1,240
South America	1.3 - 77.5		484	453
Australia	4.5		147	190
Other	0.8		52	9
Commercial paper	5.0 - 6.0		1,905	783
Other short-term debt	n/a		175	207
			4,013	2,142

1  Total facility limit amounts include some facilities with maturities in excess of one year.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 8  LONG-TERM DEBT

Issuance in the first quarter 2023	Rate of interest (%)	Maturity	Amount

Notes issued 2023	4.900	March 27, 2028	750

Notes issued 2023	5.800	March 27, 2053	750

			1,500

The notes issued in the three months ended March 31, 2023 are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

NOTE 9  SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110

2023 Normal Course Issuer Bid [1]	March 1, 2023	February 29, 2024	24,962,194	5	3,748,498

1  The 2023 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31

	2023	2022
Number of common shares repurchased for cancellation	11,751,290	7,648,235
Average price per share (US dollars)	76.57	76.79
Total cost	899	587

Dividends Declared

We declared a dividend per share of $0.53 (2022 – $0.48) during the three months ended March 31, 2023, payable on April 13, 2023 to shareholders of record on March 31, 2023.

NOTE 10  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 11  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	March 31, 2023	December 31, 2022

Receivables from Canpotex	528	866

NOTE 12  BUSINESS COMBINATIONS

On October 1, 2022, we acquired Casa do Adubo S.A. (“Casa do Adubo”). We have revised the total consideration paid for the acquisition to $277, net of cash and cash equivalents acquired, and amounts held in escrow, as a result of obtaining additional information and finalizing the purchase price agreement during the allowed measurement period, resulting in an increase to goodwill and intangible assets. Preliminary goodwill recognized on the Casa do Adubo acquisition was $177 as at March 31, 2023.

We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The valuation technique and judgments applied are consistent with those methods presented in Note 25 of the 2022 annual consolidated financial statements. As at March 31, 2023, the total consideration and purchase price allocation for Casa do Adubo is not final as we are continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition. We will finalize the amounts recognized as we obtain the information necessary to complete the analysis within one year from the date of acquisition.

The following table allocates preliminary values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	March 31, 2023
	Casa do Adubo
	Preliminary at December 31, 2022	Adjustments[1]	Revised Fair Value
Receivables	174	(1)	173
Inventories	107	-	107
Prepaid expenses and other current assets	3	-	3
Property, plant and equipment	24	-	24
Goodwill	145	32	177
Intangible assets	95	8	103
Other non-current assets	6	-	6
Total assets	554	39	593
Short-term debt	14	-	14
Payables and accrued charges	159	-	159
Long-term debt, including current portion	91	-	91
Lease liabilities, including current portion	10	-	10
Other non-current liabilities	1	-	1
Total liabilities	275	-	275
Total consideration, net of cash and cash equivalents acquired	279	39	318
Amounts held in escrow	(48)	7	(41)
Total consideration, net of cash and cash equivalents acquired, and amounts held in escrow	231	46	277

 1 We recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily relate to changes in the preliminary valuation assumptions, including refinement of intangible assets. All measurement period adjustments were offset against goodwill.